FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                           For the month of March 2005

                   =========================================

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                   =========================================



     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                EXPLANATORY NOTE:

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated April 19, 2000, of G. Willi-Food International Ltd. ("Registrant") included in Registrant's Registration Statement on Form F-3 (File No. 333-11848), and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed with the Securities and Exchange Commission.



     On March 9, 2005, the Registrant announced its audited financial results for the fourth quarter and for the year ended December 31, 2004.

EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated March 9, 2005.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  March 9, 2004

                                                By: /s/ Joseph Williger
                                                -----------------------
                                                Joseph Williger
                                                Chief Executive Officer

[WILLI FOOD LOGO]                                                           NEWS
--------------------------------------------------------------------------------

CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

           G. WILLI-FOOD REPORTS 348% OPERATING INCOME GROWTH FOR Q4,
                                  120% FOR 2004
          -- 6TH STRAIGHT QUARTER OF SIGNIFICANT YOY RISES IN REVENUES,
                       GROSS, OPERATING AND NET PROFITS --


YAVNE, ISRAEL - MARCH 9, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) today announced financial results for the fourth quarter and full year ended December 31, 2004.

Revenues for the fourth quarter increased by 16% to NIS 40.2 million (US$ 9.3 milliona) from NIS 34.7 million in the fourth quarter of 2003. Gross profit for the period increased by 63%, resulting in a gross margin of 27% compared to 19% in the comparable quarter of 2003. Operating income increased by 348% to NIS 4.7 million (US$ 1.1 million) from NIS 1.0 million in the fourth quarter of 2003. Net income for the three month period increased by 63% to NIS 3.1 million (US$
0.7 million), or NIS 0.36 (US$ 0.08) per share compared to NIS 1.9 million, or NIS 0.22 per share, in the same period of 2003.

Revenues for 2004 increased by 24% to NIS 171.0 million (US$ 39.7 million) from NIS 137.4 million in 2003. Gross profit for the period increased by 49%, resulting in a gross margin of 24% compared to 20% in 2003. Operating income increased by 120% to NIS 15.9 million (US$ 3.7 million) from NIS 7.2 million in 2003. Net income for the period increased by 28% to NIS 11.2 million (US$ 2.6 million), or NIS 1.3 (US$ 0.3) per share compared to NIS 8.8 million, or NIS
1.05 per share, in 2003.

"The fourth quarter was a strong end to a record year for Willi-Food," said Mr. Zvi Williger, President and COO of Willi-Food. "Our increased revenue levels as compared to 2003 derived from our growing portfolio of unique Kosher products, the continuous expansion of our marketing and advertising efforts, and encouraging improvement of the Israeli economy. In parallel, our successful control of expenses and purchasing terms has enabled us to post a steady rise in gross, operating and net margins. As the engine for our future growth, we continue to prepare for entering the US and other international markets while continuing to expand our local distribution and sales capabilities."

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at December 31, 2004: U.S. $1.00 equals NIS 4.308. The translation was made solely for the convenience of the reader.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                           CONSOLIDATED BALANCE SHEETS


                                                                                                  DECEMBER 31,
                                                                                       -----------------------------------
                                                                                       2 0 0 4       2 0 0 3      2 0 0 4 (*)
                                                                                       -------       -------       -------
                                                                                                NIS              US DOLLARS
                                                                                       ---------------------       -------
                                                                                                 (IN THOUSANDS)
                                                                                       -----------------------------------
                                 ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                            55,831        12,463        12,960
   Marketable securities                                                                 1,694        42,298           393
   Trade accounts receivable                                                            40,887        29,674         9,492
   Receivables and other current assets                                                  1,211         2,902           281
   Inventories                                                                          27,139        18,823         6,301
                                                                                       -------       -------       -------
      Total current assets                                                             126,762       106,160        29,427
                                                                                       -------       -------       -------
FIXED ASSETS
   Cost                                                                                  8,590         8,038         1,994
   Less: accumulated depreciation and amortization                                       5,554         4,640         1,289
                                                                                       -------       -------       -------
                                                                                         3,036         3,398           705
                                                                                       -------       -------       -------

OTHER ASSETS, NET                                                                           63            61            15
                                                                                       =======       =======       =======
                                                                                       129,861       109,619        30,147
                                                                                       =======       =======       =======

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Short-term bank borrowings                                                            2,489            45           578
   Trade accounts payable                                                               19,066        16,110         4,426
   Due to related parties                                                                2,557         1,348           595
   Payables and other current liabilities                                                6,664         4,796         1,547
                                                                                       -------       -------       -------
      Total current liabilities                                                         30,776        22,299         7,146
                                                                                       -------       -------       -------

LONG-TERM LIABILITIES
   Accrued severance pay, net                                                              185           170            43
   Other long-term liabilities                                                               -             -             -
                                                                                       -------       -------       -------
      Total long-term liabilities                                                          185           170            43
                                                                                       -------       -------       -------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
   Share capital:
      Ordinary shares NIS 0.10 par value (authorized - 10,000,000 shares, issued and outstanding - 4,277,500 shares at
         December 31, 2003 and 2002)                                                     1,502           514           349
   Additional paid-in capital                                                           19,704        19,704         4,574
   Retained earnings                                                                    77,694        66,932        18,035
                                                                                       -------       -------       -------
                                                                                        98,900        87,150        22,958
                                                                                       =======       =======       =======
                                                                                       129,861       109,619        30,147
                                                                                       =======       =======       =======


(*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                         YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                         2 0 0 4          2 0 0 3         2 0 0 2          2 0 0 4 (*)
                                       ----------       ----------       ----------        ----------
                                                            NIS                            US DOLLARS
                                       --------------------------------------------        ----------
                                                  (IN THOUSANDS, EXCEPT FOR SHARE DATA)
                                       --------------------------------------------------------------
Sales                                     170,982          137,385          128,870            39,689

Cost of sales                             130,292          110,160          101,126            30,245
                                       ----------       ----------       ----------        ----------

   GROSS PROFIT                            40,690           27,225           27,744             9,444
                                       ----------       ----------       ----------        ----------

Operating expenses:
   Sales and marketing                     15,632           11,662           10,024             3,629
   General and administrative               9,134            8,335            8,199             2,121
                                       ----------       ----------       ----------        ----------
      Total operating expenses             24,766           19,997           18,223             5,750
                                       ==========       ==========       ==========        ==========

   OPERATING INCOME                        15,924            7,228            9,521             3,694

Financing income (expenses), net            1,121            4,336             (239)              260

Other income , net                             34              101               29                 8
                                       ----------       ----------       ----------        ----------

   PRE-TAX INCOME                          17,079           11,665            9,311             3,962

Income taxes                                5,886            2,889            2,254             1,366
                                       ----------       ----------       ----------        ----------

   NET INCOME                              11,193            8,776            7,057             2,596
                                       ==========       ==========       ==========        ==========

EARNINGS PER SHARE (EPS)
   Basic                                      1.3             1.05             0.82              0.30
                                       ==========       ==========       ==========        ==========
   Fully diluted                              1.3             1.05             0.82              0.30
                                       ==========       ==========       ==========        ==========

   Shares used in computation
     of basic EPS                       8,600,000        8,555,000        8,555,000         8,600,000
                                       ==========       ==========       ==========        ==========

   Shares used in computing
      fully diluted EPS                 8,600,000        8,555,000        8,555,000         8,600,000
                                       ==========       ==========       ==========        ==========



(*) Convenience translation into U.S. dollars